UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to                     .

Commission file number: 1-9608

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
     NEWELL RUBBERMAID 401(k) SAVINGS AND RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Newell Rubbermaid Inc.
Three Glenlake Parkway
Atlanta, GA 30328

REQUIRED INFORMATION
Financial Statements. The following financial statements and schedule are filed as part of this annual report and appear immediately after the signature page hereof:

1.	Report of Independent Registered Public Accounting Firm

2.	Statements of Net Assets Available for Benefits

3.	Statement of Changes in Net Assets Available for Benefits

4.	Notes to Financial Statements

5.	Supplemental Information

Exhibits.       The following exhibit is filed as a part of this annual report:

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

   The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NEWELL RUBBERMAID 401(k) SAVINGS AND RETIREMENT PLAN
Date: June 26, 2015	/s/ Irma Lockridge
Irma Lockridge, Senior Vice President, Human Resources, Delivery & Development

Audited Financial Statements and Supplemental Schedule

Newell Rubbermaid 401(k) Savings and Retirement Plan
December 31, 2014 and 2013 and Year Ended December 31, 2014
With Report of Independent Registered Public Accounting Firm

Newell Rubbermaid 401(k) Savings and Retirement Plan
Audited Financial Statements and Supplemental Schedule
December 31, 2014 and 2013 and Year Ended December 31, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Benefit Plans Administrative Committee
Newell Rubbermaid 401(k) Savings and Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the Newell Rubbermaid 401(k) Savings and Retirement Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis of designing audit procedures that are appropriate in the circumstances, but not for expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule of assets (held at end of year) as of and for the year ended December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Respectfully submitted,

/s/ Hancock Askew & Co., LLP

Norcross, Georgia
June 25, 2015

Newell Rubbermaid 401(k) Savings and Retirement Plan
Statements of Net Assets Available for Benefits

	December 31,
	2014	2013
Assets
Investments, at fair value	$911,673,089	$891,528,041
Notes receivable from participants	15,974,041	15,830,072
Employer contribution receivable	16,421,411	16,110,812
Total assets	944,068,541	923,468,925

Liabilities
Administrative expenses payable	(61,192)	(160,794)
Total liabilities	(61,192)	(160,794)

Net assets reflecting investments at fair value	944,007,349	923,308,131
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(5,910,011)	(6,017,988)
Net assets available for benefits	$938,097,338	$917,290,143

See accompanying notes to financial statements

Newell Rubbermaid 401(k) Savings and Retirement Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2014

Investment income:
Net appreciation in fair value investments	$56,473,569
Interest, dividends and other	8,948,282
Total investment income	65,421,851

Interest income on notes receivable from participants	523,006

Contributions:
Participant	28,713,236
Employer	29,985,338
Rollover	2,547,309
Total contributions	61,245,883

Deductions:
Benefits paid to participants	(105,340,220)
Administrative expenses	(1,043,325)
Total deductions	(106,383,545)

Net increase	20,807,195
Net assets available for benefits - beginning of year	917,290,143
Net assets available for benefits - end of year	$938,097,338

See accompanying notes to financial statements

Newell Rubbermaid 401(k) Savings and Retirement Plan
Notes to Financial Statements
Year Ended December 31, 2014

1. Description of the Plan

The following description of the Newell Rubbermaid 401(k) Savings and Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description document and Plan document for a more complete description of the Plan’s provisions.

General
The Plan is a defined contribution plan administered by the Benefit Plans Administrative Committee (the “Plan Administrator”), which is appointed by the Board of Directors of Newell Operating Company, a subsidiary of Newell Rubbermaid Inc. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Eligibility
Certain employees of Newell Operating Company and affiliated companies who have adopted the Plan (collectively, the “Company”) are eligible to participate in the Plan. Full-time employees, as defined by the Plan document, are eligible to participate in the Plan upon date of hire. Other employees are eligible to participate after completing one year of service, as defined by the Plan document.

Contributions
Subject to legal and Plan limits, participants may elect to contribute up to 50% of pretax earnings, as defined by the Plan document. Participants may also make catch-up contributions if they have attained age 50 before the close of the Plan year. The Company contributes a matching contribution for participants in an amount equal to 100% of the first 3% of compensation plus 50% of the next 2% of compensation contributed by the participant. Participants are also eligible for an annual retirement savings contribution, which is determined based on the participant’s age and years of service. Certain participants hired prior to January 1, 2004, who were age 50 or older and were actively employed on January 1, 2005, are eligible for an annual transition retirement contribution, which is determined based on the participant’s age. Generally, participants must work 1,000 hours and be employed on the last day of the Plan year to receive the retirement savings and transition retirement contributions. The Plan also accepts rollovers from other tax-qualified plans.

Participant Accounts
Separate accounts are maintained for each participant. Each participant’s account is credited with the participant’s contributions and Company matching contributions and an allocation of (a) the retirement savings contribution, if applicable, (b) the transition retirement contribution, if applicable, and (c) Plan earnings (which are net of investment management expenses). Allocations are based on participant earnings or account balances, as defined. Additionally, participant accounts are assessed a quarterly fixed fee as consideration for services provided by the trustee and recordkeeper, as well as transaction specific fees, such as loan origination, brokerage and shipping fees, which are directly assessed against the account of the participant initiating the transaction.

Vesting and Forfeitures
Participants are immediately vested in their contributions and Company matching contributions. The retirement savings and transition retirement contributions become 100% vested when the employee has rendered three years of vesting service, as defined. Forfeitures are used to pay Plan expenses and reduce Company matching or retirement contributions. Forfeitures available for future use were $189,883 and $712,778 at December 31, 2014 and 2013, respectively. Forfeitures of $160,000 were used to reduce Company matching contributions and retirement savings contributions for 2014, which included substantially all of the $189,883 of forfeitures available as of December 31, 2014 to offset the 2014 retirement contribution made in March 2015.

Participant Loans
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance, excluding any account balance associated with Qualified Voluntary Employee Contributions. Loan terms range from one to five years (up to ten years for the purchase of a principal residence). The loans are secured by the balance in the participant’s account and bear interest at a rate based on prevailing market conditions. Interest rates on loans outstanding at December 31, 2014 ranged from 3.25% to 9.69%. Principal and interest are paid ratably through periodic payroll deductions.

Newell Rubbermaid 401(k) Savings and Retirement Plan
Notes to Financial Statements (continued)

Investment Options
All investments are participant-directed. Participants may direct contributions to the Plan to one or more of the Plan’s investment funds. The portion of the Plan’s investments held in the Company Stock Fund is designated as an employee stock ownership plan (“ESOP”). In 2014, the Plan was amended to limit the amount of each participant's account that may be invested in the Company Stock Fund to no more than 20% of a participant's account balance, and the amendment was effective on a prospective basis. In addition to the investment funds offered by the Plan, participants may invest in a self-directed brokerage account. Participants may change their investment options or reallocate investment balances on a daily basis.

Payment of Benefits
On termination of service or upon death, disability, or retirement, a participant may receive a lump-sum amount equal to the vested value of their account or elect to receive periodic installment payments. Generally, unless the participant elects otherwise, distributions related to the ESOP portion of the participant’s account will be made in equal installments over a period not exceeding five years. Benefits are recorded when paid.

2. Significant Accounting Policies

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Fair value for mutual funds and common stock equals the quoted market price in an active market on the last business day of the Plan year. Shares of mutual funds are valued at the net asset value of shares held by the Plan on the last business day of the Plan year. The Plan’s common/collective trust fund investments, including the common/collective trust fund investments that are included in the INVESCO Stable Value Fund (the “Fund”), are valued at their net asset value per unit as reported by the fund manager of the collective trust.

The Fund is comprised of common/collective trust funds, synthetic guaranteed investment contracts (referred to hereafter as wrapper contracts) and a short-term interest fund. The Fund’s key objectives are to provide preservation of principal, maintain a stable interest rate and provide daily liquidity at contract value for participant withdrawals and transfers in accordance with the provisions of the Plan. The Fund accomplishes these objectives through the wrapper contracts which guarantee the contract value to the extent the fair value of the underlying investments in the common/collective trust funds is less than contract value. The fair values of the wrapper contracts are determined using the income approach. The difference between the replacement cost of the wrapper contract (a re-pricing provided annually by the contract issuer) and the current wrapper fee is converted into assumed cash flows over the duration of the holding. The cash flows are discounted using a yield curve interpolated from swap rates and adjusted for liquidity and credit quality. The fair value of the short-term interest fund is based on the net asset value reported by the fund manager, which is derived by the fund manager based largely on the quoted market prices of the assets underlying the fund.

The wrapper contracts are defined as fully benefit-responsive investments.   Based on the terms of the wrapper contracts and the fair values of the investments in the Fund, an adjustment is required to adjust the aggregate fair value of the Fund’s investments in common/collective trust funds, short-term interest fund and wrapper contracts to contract value, with contract value of the Fund determined based on the provisions of the wrapper contracts.  Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Contract value is the amount participants would likely receive if they withdrew or transferred all or a portion of their investment in the contract. See Note 5 of Notes to Financial Statements for further discussion of events and circumstances that would limit the ability of the participant to transact at contract value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants
Notes receivable from participants are measured at amortized cost, which represents unpaid principal balance plus accrued but unpaid interest. Interest income from notes receivable from participants is recorded on an accrual basis. Related fees are recorded as administrative expenses when they are incurred. No allowance for credit losses has been recorded as of December 31, 2014 or 2013. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded within the Statement of Changes in Net Assets Available for Benefits.

Newell Rubbermaid 401(k) Savings and Retirement Plan
Notes to Financial Statements (continued)

Administrative Expenses
All normal costs and expenses of administering the Plan and trust are paid by the Plan’s participants. Any cost resulting from a participant obtaining a loan or requesting a distribution or in-service withdrawal may be borne by such participant or charged to the participant’s individual account. Administrative expenses in the Statement of Changes in Net Assets Available for Benefits includes costs associated with these participant-initiated loan and withdrawal transactions, which are allocated to the accounts of the participants initiating the transactions, as well as fees assessed by the Plan’s custodian and recordkeeper directly against participant accounts as consideration for services provided to the Plan.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing the Plan’s financial statements are reasonable and prudent. Actual results may differ from those estimates.

Fair Value Measurements and Disclosures
In accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 820, “Fair Value Measurements and Disclosures”, assets and liabilities measured at fair value are categorized into the following fair value hierarchy:

Level 1: Fair value is based on observable inputs such as quoted prices for identical assets or liabilities in active markets.

Level 2: Fair value is based on quoted prices in markets that are not active, quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3: Fair value is based on unobservable inputs that reflect management’s own assumptions.

The fair values estimated and derived from each fair value calculation may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Newell Rubbermaid 401(k) Savings and Retirement Plan
Notes to Financial Statements (continued)

3. Fair Value Measurements

The following tables present the Plan’s investments which are measured at fair value on a recurring basis as of December 31, 2014 and 2013:

	Fair Value at December 31, 2014	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Company stock (1)	$73,518,674	$73,518,674	$—	$—
Mutual funds (1)
Fixed Income	49,805,253	49,805,253	—	—
International Equity	67,843,948	67,843,948	—	—
Common/collective trust funds (2)
Balanced Funds	175,353,415	—	175,353,415	—
Large Cap Equity	238,167,962	—	238,167,962	—
Mid Cap Equity	17,251,288	—	17,251,288	—
Small Cap Equity	97,535,061	—	97,535,061	—
Intermediate Term Bond	17,100,698	—	17,100,698	—
International Equity	14,469,716	—	14,469,716	—
INVESCO Stable Value Fund (3)	152,064,816	—	152,005,949	58,867
Self-directed brokerage accounts (4)	8,507,348	6,679,352	1,827,996	—
Cash and cash equivalents	54,910	54,910	—	—
Total investments measured at fair value	$911,673,089	$197,902,137	$713,712,085	$58,867

(1)
The fair value of the Plan’s mutual fund and common stock investments is determined on the basis of quoted prices in an active market. Shares of mutual funds are valued at the net asset value of shares held by the Plan on the last business day of the Plan year where the price of the fund is quoted in an active market. Accordingly, these investments have been classified as Level 1.

(2)
The investments underlying the Plan’s common/collective trust fund investments generally include shares of common stock and fixed income investments whose values are determined on the basis of quoted prices in an active market. The Plan’s common/collective trust fund investments are valued based on the net asset value per share or unit as reported by the fund manager, multiplied by the number of shares or units held as of the measurement date. Accordingly, these investments have been classified as Level 2 investments.

(3)
The Fund is comprised of common/collective trust funds ($147,863,073), short-term interest fund ($4,142,876), and wrapper contracts ($58,867). The common/collective trust fund investments underlying the Fund include investments in government, agency and high quality corporate bonds. Investments in common/collective trust funds and the short-term interest fund are valued at the net asset value per share or unit multiplied by the number of shares or units held as of the measurement date and, accordingly, have been classified as Level 2 investments. The primary input used to value the wrapper contracts is interest rates for comparable instruments with similar maturities with counterparties of similar credit standing. These interest rates are used to discount the estimated future cash flows associated with the investments to determine fair value. Accordingly, these investments have been classified as Level 3 investments. See Note 2 and Note 5 for further information regarding the Fund.

(4)
The self-directed brokerage accounts balance is comprised of common stock investments ($4,959,137), mutual fund investments ($1,720,215), investments in a short-term interest fund ($1,628,431) and other investments ($199,565). The fair value of the mutual fund and common stock investments is determined on the basis of quoted prices in an active market. Accordingly, these investments have been classified as Level 1. Investments in the short-term interest fund are valued at the net asset value per share or unit multiplied by the number of shares or units held as of the measurement date and, accordingly, have been classified as Level 2 investments.

Newell Rubbermaid 401(k) Savings and Retirement Plan
Notes to Financial Statements (continued)

	Fair Value at December 31, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Company stock (5)	$75,478,731	$75,478,731	$—	$—
Mutual funds (5)
Balanced Funds	164,762,067	164,762,067	—	—
Fixed Income	53,429,121	53,429,121	—	—
International Equity	69,628,995	69,628,995	—	—
Common/collective trust funds (6)
Large Cap Equity	223,505,375	—	223,505,375	—
Mid Cap Equity	12,743,809	—	12,743,809	—
Small Cap Equity	106,396,147	—	106,396,147	—
Intermediate Term Bond	2,951,563	—	2,951,563	—
International Equity	5,448,404	—	5,448,404	—
INVESCO Stable Value Fund (7)	168,905,331	—	168,840,870	64,461
Self-directed brokerage accounts (8)	8,183,539	5,802,323	2,381,216	—
Cash and cash equivalents	94,959	94,959	—	—
Total investments measured at fair value	$891,528,041	$369,196,196	$522,267,384	$64,461

(5)
The fair value of the Plan’s mutual fund and common stock investments is determined on the basis of quoted prices in an active market. Shares of mutual funds are valued at the net asset value of shares held by the Plan on the last business day of the Plan year where the price of the fund is quoted in an active market. Accordingly, these investments have been classified as Level 1.

(6)
The investments underlying the Plan’s common/collective trust fund investments generally include shares of common stock and fixed income investments whose values are determined on the basis of quoted prices in an active market. The Plan’s common/collective trust fund investments are valued based on the net asset value per share or unit as reported by the fund manager, multiplied by the number of shares or units held as of the measurement date. Accordingly, these investments have been classified as Level 2 investments.

(7)
The Fund is comprised of common/collective trust funds ($166,543,481), short-term interest fund ($2,297,389), and wrapper contracts ($64,461). The common/collective trust fund investments underlying the Fund include investments in government, agency and high quality corporate bonds. Investments in common/collective trust funds and the short-term interest fund are valued at the net asset value per share or unit multiplied by the number of shares or units held as of the measurement date and, accordingly, have been classified as Level 2 investments. The primary input used to value the wrapper contracts is interest rates for comparable instruments with similar maturities with counterparties of similar credit standing. These interest rates are used to discount the estimated future cash flows associated with the investments to determine fair value. Accordingly, these investments have been classified as Level 3 investments. See Note 2 and Note 5 for further information regarding the Fund.

(8)
The self-directed brokerage accounts balance is comprised of common stock investments ($4,395,103), mutual fund investments ($1,407,220), investments in a short-term interest fund ($1,966,901) and other investments ($414,315). The fair value of the mutual fund and common stock investments is determined on the basis of quoted prices in an active market. Accordingly, these investments have been classified as Level 1. Investments in the short-term interest fund are valued at the net asset value per share or unit multiplied by the number of shares or units held as of the measurement date and, accordingly, have been classified as Level 2 investments.

See Note 2 for further information regarding the Plan’s valuation methodologies for the above investments.

Newell Rubbermaid 401(k) Savings and Retirement Plan
Notes to Financial Statements (continued)

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2014:

Wrapper Contracts
Balance at beginning of year	$64,461
Unrealized loss relating to instruments held at year-end	(5,594)
Balance at end of year	$58,867

The loss on the wrapper contracts is unrealized and is included in the adjustment from fair value to contract value for fully benefit-responsive investment contracts in the Statements of Net Assets Available for Benefits.

4. Investments

During 2014, the Plan’s investments, including investments purchased and sold, as well as held, during the year, appreciated in fair value as follows:

Net Appreciation in Fair Value of Investments
Mutual funds	$11,840,377
Common Stock	10,949,499
Common/collective trust funds	33,683,693
$56,473,569

The fair value of individual assets that represent 5% or more of the Plan’s net assets available for benefits as of December 31 is as follows:

	2014	2013
American Century U.S. Large Cap Growth Equity Trust	$105,381,378	$109,049,619
Kennedy Capital Management Small Cap Core	97,535,061	106,396,147
Newell Rubbermaid Inc. common stock*	73,518,674	75,478,731
BlackRock S&P 500 Equity Index-T**	72,386,912	**
INVESCO Short-Term Bond Fund	67,351,972	76,281,406
Dodge & Cox International Stock Fund	65,138,334	69,628,995
LSV Large Cap Value	60,399,673	58,650,280
PIMCO Total Return Instl Fund	49,805,253	53,429,121
Vanguard Target Retirement Fund 2035	48,009,674	***
BlackRock S&P 500 Equity Index-C**	**	55,805,476
Vanguard Target Retirement Fund 2025	***	47,654,880

* Party-in-interest
** BlackRock S&P 500 Equity Index-T replaced BlackRock S&P 500 Equity Index-C during the year ended December 31, 2014.
*** Investment did not represent 5% or more of the Plan’s net assets as of December 31, 2014 or December 31, 2013.

5. Investment Contracts

The Plan’s investments include the Fund’s investments in wrapper contracts. In a wrapper contract structure, the underlying investments are held under the Fund through a group trust (i.e. common/collective trust funds) for retirement plan participants. The Fund purchases wrapper contracts from insurance companies and banks that credit a stated interest rate for a specified period of time. The wrapper contracts guarantee the contract value of the underlying investments for participant-initiated events. The wrapper contracts amortize the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate (which is the rate earned by participants in the Fund for the underlying investments). The issuers of the wrapper contract provide assurance that the adjustments to the

Newell Rubbermaid 401(k) Savings and Retirement Plan
Notes to Financial Statements (continued)

interest crediting rate do not result in a future interest crediting rate that is less than zero. An interest crediting rate less than zero would result in a loss of principal or accrued interest. If the financial institution guaranteeing the wrapper contract fails to perform in accordance with the wrapper contract, the value of the Plan’s investments in the Fund and the value of the wrapper contract would be subject to additional market gains and losses.

The crediting rates are typically reset on a monthly or quarterly basis and are based on the market value and performance of the underlying portfolio of assets backing these contracts. Inputs used to determine the crediting rate include each contract’s portfolio market value, current yield-to-maturity, duration (i.e., weighted-average life), and market value relative to contract value. All contracts have a guaranteed rate of 0% or higher.

Because changes in market interest rates affect the yield-to-maturity and the market value of the underlying investments, they can have a material impact on the wrapper contract’s interest crediting rate. In addition, participant withdrawals and transfers from the Fund are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate.

Gains and losses in the fair value of the wrapper contracts (inclusive of the underlying investments in the common/collective trust funds) relative to their contract value are included in the “Adjustment from fair value to contract value for fully benefit-responsive investment contracts” on the Statements of Net Assets Available for Benefits. If the adjustment from fair value to contract value is positive for a given contract, this indicates that the wrapper contract value is greater than its fair value. The embedded market value losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case. If the adjustment from fair value to contract value is negative, this indicates that the wrapper contract value is less than its fair value. The amortization of the embedded market value gains will cause the future interest crediting rate to be higher than it otherwise would have been.

In certain circumstances, the amount withdrawn from the wrapper contract would be payable at fair value rather than at contract value. These events include (i) termination of the Plan, (ii) a material adverse change to the provisions of the Plan, (iii) if the employer elects to withdraw from a wrapper contract in order to switch to a different investment provider, or (iv) if the terms of a successor plan (in the event of the spin-off or sale of a business unit) do not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract.

Examples of events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s loss of its qualified status, uncured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these events was to occur, the wrapper contract issuer could terminate the wrapper contract at the market value of the underlying investments. The events described above that could result in the payment of benefits at fair value rather than contract value are not probable of occurring in the foreseeable future.

The Plan Administrator may elect to liquidate the Plan’s investments in the Fund in whole or in part generally upon advance notice of 10 days to INVESCO, with the proceeds paid within 60 days thereafter. Any such liquidation from the Fund may cause the Plan to incur termination or other withdrawal-related costs. There are currently no restrictions on participant-directed withdrawals from the Fund.

The actual yields realized by the Fund and the crediting interest rate after adjusting for the effects of the wrapper contracts as of December 31 are as follows:

	2014	2013
Average yields:
Based on actual earnings	1.2%	1.2%
Based on interest rate credited to participants	2.1	2.1

The Fund also includes the value of a short-term interest fund in the amount of $4,142,876 and $2,297,389 at December 31, 2014 and 2013, respectively. The short-term interest fund is included in the financial statements at fair value.

6. Related-Party Transactions and Party-In-Interest Transactions

All expenses related to the trustee and recordkeeping in connection with the operation of the Plan are paid by the Plan and included in the Statement of Changes in Net Assets Available for Benefits. All other costs are paid out of the Plan’s assets, except to the extent the Plan Administrator, at its discretion, elects to have such expenses paid directly by the Company.

Newell Rubbermaid 401(k) Savings and Retirement Plan
Notes to Financial Statements (continued)

Certain Plan investments are shares of common stock of Newell Rubbermaid Inc., the ultimate parent of the Company, and a short-term interest fund managed by the Plan’s recordkeeper and custodian.  These investments have values of $73,518,674 and $5,771,307, respectively, at December 31, 2014, and values of $75,478,731 and $4,264,290, respectively, at December 31, 2013.

The Plan issues notes to participants, which are secured by the balances in the participants’ accounts. These transactions qualify as party-in-interest transactions.

7. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

8. Income Taxes

The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated December 5, 2014, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. To the extent operational errors in the Plan have been identified or are identified in the future, the Plan Administrator has indicated that it will take the necessary steps, if any, to correct these errors. Otherwise, the Plan Administrator believes that the Plan is designed and being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is not subject to income tax examinations for years prior to 2011.

9. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are subject to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

The Plan generally does not require collateral from counterparties or use netting arrangements to support or mitigate credit risk associated with the wrapper contracts or the Plan’s other investments.  The Plan’s primary credit risk is associated with the banks and insurance companies that are counterparties to the four wrapper contracts.  As of December 31, 2014, the maximum amount of loss associated with a single counterparty to a wrapper contract is $41,696,972.

10. Reconciliation of Financial Statements to Form 5500

	December 31,
	2014	2013
Net assets available for benefits:
Net assets available for benefits at year-end as reported in the accompanying financial statements	$938,097,338	$917,290,143
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	5,910,011	6,017,988
Net assets available for benefits at year-end per Form 5500	$944,007,349	$923,308,131

Newell Rubbermaid 401(k) Savings and Retirement Plan
Notes to Financial Statements (continued)

Year Ended
December 31,
2014
Changes in net assets available for benefits:
Net increase as reported in the accompanying financial statements	$20,807,195
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	(107,977)
Net increase per Form 5500	$20,699,218

The accompanying financial statements present fully benefit-responsive contracts at contract value. The Form 5500 requires fully benefit-responsive investment contracts to be reported at fair value. Therefore, the adjustment from contract value to fair value for fully benefit responsive investment contracts represents a reconciling item.

SUPPLEMENTAL SCHEDULE

NEWELL RUBBERMAID 401(k) SAVINGS AND RETIREMENT PLAN
SCHEDULE H, Line 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
EIN #36-1953130 PLAN #012
DECEMBER 31, 2014

(A)	(B)	(C)	(E)
	Identity of Issue	Description of Investment	Current Value
	PIMCO Total Return Instl Fund	Mutual Fund	$49,805,253
	Lazard International Strategic Eqty Portfolio-Inst	Mutual Fund	2,705,614
	Dodge & Cox International Stock Fund	Mutual Fund	65,138,334
*	Newell Rubbermaid Inc.	Common Stock	73,518,674
	American Century U.S. Large Cap Growth Equity Trust	Common/Collective Trust	105,381,378
	LSV Large Cap Value	Common/Collective Trust	60,399,673
	Kennedy Capital Management Small Cap Core-A	Common/Collective Trust	97,535,061
	BlackRock U. S. Debt Index- T	Common/Collective Trust	17,100,698
	BlackRock S&P 500 Equity Index- T	Common/Collective Trust	72,386,912
	BlackRock Extended Equity Market Fund- K	Common/Collective Trust	17,251,288
	BlackRock ACWI ex-U. S. IMI Index-M	Common/Collective Trust	14,469,716
	Vanguard Target Retirement Fund 2015	Common/Collective Trust	24,316,251
	Vanguard Target Retirement Fund 2020	Common/Collective Trust	4,857,768
	Vanguard Target Retirement Fund 2025	Common/Collective Trust	46,821,982
	Vanguard Target Retirement Fund 2030	Common/Collective Trust	3,906,168
	Vanguard Target Retirement Fund 2035	Common/Collective Trust	48,009,674
	Vanguard Target Retirement Fund 2040	Common/Collective Trust	1,605,813
	Vanguard Target Retirement Fund 2045	Common/Collective Trust	40,533,204
	Vanguard Target Retirement Fund 2050	Common/Collective Trust	1,285,864
	Vanguard Target Retirement Fund 2055	Common/Collective Trust	2,936,983
	Vanguard Target Retirement Fund 2060	Common/Collective Trust	1,079,709
	Various Non-Employer Common Stock	Self Directed Account	4,959,137
	Various Mutual Funds	Self Directed Account	1,720,215
*	Other	Self Directed Account	1,647,214
	Partnership Assets	Self Directed Account	180,780
	Cash and Cash Equivalents		54,910
	INVESCO Stable Value Fund:
*	J.P. Morgan Chase Short Term Interest Fund	Short-Term Interest Fund	4,142,876
	INVESCO Intermediate Government Fund Wrapper Contract	Wrapper Contract	—
	INVESCO Intermediate Government Fund	Common/Collective Trust	29,085,691
	Jennison AAA Intermediate Fund and PIMCO AAA or Better Intermediate Fund Multiple Asset Wrapper Contract	Wrapper Contract	58,867
	INVESCO Short-Term Bond Fund and PIMCO AAA or Better Intermediate Fund Multiple Asset Wrapper Contract	Wrapper Contract	—
	INVESCO Short-Term Bond Fund Wrapper Contract	Wrapper Contract	—
	Jennison AAA Intermediate Fund	Common/Collective Trust	29,661,221
	INVESCO Short-Term Bond Fund	Common/Collective Trust	67,351,972
	PIMCO AAA or Better Intermediate Fund	Common/Collective Trust	21,764,189
	Total Investments at Fair Value		$911,673,089
*	Notes receivable from participants	Various maturities, interest rates from 3.25% to 9.69%	15,974,041
	Total Investments Held at End of Year		$927,647,130
*Denotes a party-in-interest.
(D) Cost information not presented as all investments are participant-directed.